UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 Amendment No. 5
                    Under the Securities Exchange Act of 1934




                        FBR Asset Investment Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                    30241E303
                                 (CUSIP Number)

                                  June 30, 2002
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ]        Rule 13d-1(b)
[ X ]        Rule 13d-1(c)
[   ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000551812308

    1.           Names of Reporting Persons.
                 I.R.S. Identification Nos. of above persons (entities only). Friedman, Billings, Ramsey Group, Inc.
                 54-1837743

    2.           Check the Appropriate Box if a Member of a Group
                 (See Instructions)

                 (a) [   ]

                 (b) [ X ]


    3.           SEC Use Only


    4.           Citizenship or Place of Organization
                 Virginia



Number of
Shares
Beneficially
Owned by
Each Reporting
Person With
                          5.                        Sole Voting Power
                                                    3,422,471

                          6.                        Shared Voting Power
                                                    0

                          7.                        Sole Dispositive Power
                                                    3,422,471
                          8.                        Shared Dispositive Power
                                                    0

   9.           Aggregate Amount Beneficially Owned by Each Reporting Person
                3,422,471

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11.          Percent of Class Represented by Amount in Row (9)
                17.98%

   12.          Type of Reporting Person (See Instructions)
                HC

CUSIP No. 30241E303

 1.           Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only). Orkney Holdings, Inc., a wholly owned subsidiary of Friedman, Billings, Ramsey Group, Inc. 54-1837743

 2.           Check the Appropriate Box if a Member of a Group(See Instructions)

              (a) [   ]

              (b) [   ]


 3.           SEC Use Only


 4.           Citizenship or Place of Organization
              Virginia



Number of
Shares
Beneficially
Owned by
Each Reporting
Person With
                           5.                        Sole Voting Power
                                                     1,684,195

                           6.                        Shared Voting Power
                                                     1,738,276





                           7.                        Sole Dispositive Power
                                                     1,684,195
                           8.                        Shared Dispositive Power
                                                     1,738,276

   9.           Aggregate Amount Beneficially Owned by Each Reporting Person
                3,422,471

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11.          Percent of Class Represented by Amount in Row (9)
                17.98%

   12.          Type of Reporting Person (See Instructions)
                CO

CUSIP No. 30241E303

              1.
                           Names of Reporting Persons.
                           I.R.S. Identification Nos. of above persons (entities only).
                           Eric F. Billings

              2. Check the Appropriate Box if a Member of a Group (See Instructions)

                           (a) [   ]

                           (b) [ X ]


              3.           SEC Use Only


              4.           Citizenship or Place of Organization
                           United States

Number of Shares
Beneficially
Owned by
Each Reporting
Person With
                          5.                        Sole Voting Power
                                                    11,900

                          6.                        Shared Voting Power
                                                    3,422,471

                          7.                        Sole Dispositive Power
                                                    11,900

                          8.                        Shared Dispositive Power
                                                    3,422,471

    9.       Aggregate Amount Beneficially Owned by Each Reporting Person
             3,434,371

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


    11.      Percent of Class Represented by Amount in Row (9)
             18.04%

    12.      Type of Reporting Person (See Instructions)
             IN

CUSIP No. 30241E303


              1.           Names of Reporting Persons.
                           I.R.S. Identification Nos. of above persons (entities only).
                           Emanuel J. Friedman

              2. Check the Appropriate Box if a Member of a Group (See Instructions)

                           (a) [   ]

                           (b) [ X ]


              3.           SEC Use Only


              4.           Citizenship or Place of Organization
                           United States


Number of
Shares
Beneficially
Owned by
Each Reporting
Person With
                      5.                        Sole Voting Power
                                                5,000

                      6.                        Shared Voting Power
                                                3,422,471

                      7.                        Sole Dispositive Power
                                                5,000

                      8.                        Shared Dispositive Power
                                                3,422,471

  9.           Aggregate Amount Beneficially Owned by Each Reporting Person
               3,427,471

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


  11.          Percent of Class Represented by Amount in Row (9)
               18.01%

  12.          Type of Reporting Person (See Instructions)
               IN

Item 1.
                 (a)      Name of Issuer
                          FBR Asset Investment Corporation
                          Address of Issuer's Principal Executive Offices
                 (b)      1001 19th Street North
                          Arlington, VA  22209


Item 2.
                 (a)      Name of Person Filing:  Friedman, Billings, Ramsey
                          Group, Inc.

                          Address of Principal Business Office or, if none, Residence
                 (b)      1001 19th Street North
                          Arlington, VA  22209
                 (c)      Citizenship:  Virginia

                 (d)      Title of Class of Securities:  Common Stock

                 (e)      CUSIP Number:  358433100



Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
 (a)      [   ]          Broker or dealer registered under section 15 of the
                         Act (15 U.S.C. 78o).
 (b)      [   ]          Bank as defined in section 3(a)(6) of the Act (15
                         U.S.C. 78c).
 (c)      [   ]          Insurance company as defined in section 3(a)(19) of
                         the Act (15 U.S.C. 78c).
 (d)      [   ]          Investment company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C 80a-8).
 (e)      [   ]          An investment adviser in accordance with
                         ss.240.13d-1(b)(1)(ii)(E);
 (f)      [   ]          An employee benefit plan or endowment fund in
                         accordance withss.240.13d-1(b)(1)(ii)(F);
 (g)      [ X ]          A parent holding company or control person in
                         accordance withss.240.13d-1(b)(1)(ii)(G);
 (h)      [   ]          A savings associations as defined in Section 3(b) of
                         the Federal Deposit Insurance Act (12 U.S.C. 1813);
 (i)      [   ]          A church plan that is excluded from the definition
                         of an investment company under section 3(c)(14) of
                         the Investment Company Act of 1940 (15 U.S.C. 80a-3);
 (j)      [   ]          Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


Item 4.          Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
 (a)      Amount beneficially owned: 3,422,471.

 (b)      Percent of class:  17.98%.

 (c)      Number of shares as to which the person has:

          (i)            Sole power to vote or to direct the vote
                         3,422,471.
          (ii)           Shared power to vote or to direct the vote
                         0.

          (iii) Sole power to dispose or to direct the disposition of 3,422,471.
          (iv) Shared power to dispose or to direct the disposition of 0.
Item 5.          Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Orkney Holdings, Inc.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Friedman, Billings, Ramsey & Co., Inc.  3(a)

Friedman, Billings, Ramsey Investment, Inc.  3(e)

Orkney Holdings, Inc.

Item 8.          Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.          Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.         Certification

                                          By signing below I certify that, to
                                          the best of my knowledge and belief,
                                          the securities referred to above were
                                          not acquired and are not held for the
                                          purpose of or with the effect of
                                          changing or influencing the control of
                                          the issuer of the securities and were
                                          not acquired and are not held in
                                          connection with or as a participant in
                                          any transaction having that purpose or
                                          effect.

                                          In accordance with Rule 13d-4 of the
                                          Securities Exchange Act of 1934, each
                                          of the persons filing this statement
                                          expressly disclaims the beneficial
                                          ownership of the securities covered by
                                          this statement and the filing of this
                                          report shall not be construed as an
                                          admission by such persons that they
                                          are the beneficial owners of such
                                          securities.

                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

Date:  July 10, 2002                  By: /s/ EMANUEL J. FRIEDMAN
                                          -------------------------------
                                      Name:  Emanuel J. Friedman
                                      Title:    Chairman


                                      ORKNEY HOLDINGS, INC.

Date:  July 10, 2002                  By: /s/ KURT R. HARRINGTON
                                          -------------------------------
                                      Name:  Kurt R. Harrington
                                      Title:    President



Date:  July 10, 2002                  /s/ ERIC F. BILLINGS
                                      -----------------------------------
                                      Name:  Eric F. Billings

Date:  July 10, 2002                  /s/ EMANUEL J. Friedman
                                      -----------------------------------
                                      Name:  Emanuel J. Friedman